UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Columbia Sportswear Company
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   198516 10 6
                    ---------------------------------------
                                 (CUSIP Number)


(12/31/99)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13G

CUSIP No. 198516 10 6                                                Page 2 of 6
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  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

       Sarah Bany
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [ ]
       (b)  [X]
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                        5   SOLE VOTING POWER

                            3,020,975
  NUMBER                --------------------------------------------------------
  OF                    6   SHARED VOTING POWER
  SHARES
  BENEFICIALLY              118,000
  OWNED                 --------------------------------------------------------
  BY                    7   SOLE DISPOSITIVE POWER
  EACH
  REPORTING                 3,020,975
  PERSON                --------------------------------------------------------
  WITH:                 8   SHARED DISPOSITIVE POWER

                            118,000
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,138,975
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 10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       12.4%
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON*

       IN
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Item 1.   Issuer

     (a)  The name of the Issuer is Columbia Sportswear Company

     (b) The Issuer's principal executive offices are located at 6600 North Baltimore, Portland, Oregon 97203.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by Ms. Sarah Bany, an individual.

     (b) Ms. Bany's business address is 6600 North Baltimore, Portland, Oregon 97203.

     (c)  Ms. Bany is a citizen of the United States of America.

     (d) This Statement relates to shares of Common Stock of Columbia Sportswear Company

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 198516 10 6.

Item 3. Filings Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker of dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

     (d) [ ] Investment company registered under section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Ms. Bany may be deemed to be the beneficial owner of a total of 3,138,975 shares of Issuer Common Stock. This amount includes
          (i) 657,750 shares held in two grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (ii) 118,000 shares held in trust, of which Ms. Bany's husband is trustee, for the benefit of Ms. Bany's children, and (iii) 875 shares which are subject to options currently exercisable or exercisable within 60 days of December 31, 1999.

     (b) Ms. Bany's beneficial ownership of Issuer Common Stock represented approximately 12.4% of the 25,313,663 issued and outstanding shares of such stock as of September 30, 1999, as reported in the Issuer's most recent quarterly report.

     (c)  (i)   Of the total amount of shares beneficially owned by Ms. Bany,
                Ms. Bany has sole power to vote or direct the vote of 3,020,975 shares.

          (ii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to vote or direct the vote of 118,000 shares.

          (iii) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has sole power to dispose or direct the disposition of 3,020,975 shares.

          (iv) Of the total amount of shares beneficially owned by Ms. Bany, Ms. Bany has shared power to dispose or direct the disposition of 118,000 shares.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 11, 2000
                                       -----------------------------------------
                                       Date


                                       SARAH BANY
                                       -----------------------------------------
                                       Sarah Bany

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